SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.5)1

                              DATRON SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   238173-10-8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 21, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

----------------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 238173-10-8                             Page 2 of 9 Pages
-------------------------------              -----------------------------------

================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR PLC
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           380,700
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED VOTING POWER
 PERSON WITH                          0
                   -------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      380,700
                   -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      380,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.8%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      CO
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 3 of 9 Pages
-------------------------------              -----------------------------------

================================================================================

       1        NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         J O Hambro Capital Management (Holding) Limited
                         No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3        SEC USE ONLY
--------------------------------------------------------------------------------
       4        SOURCE OF FUNDS
                         AF
--------------------------------------------------------------------------------
       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                         UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                    0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                    30,700
 PERSON WITH      --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                               0
                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                               30,700
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,700
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                              /X/
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         1.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                         HC
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 4 of 9 Pages
-------------------------------              -----------------------------------

================================================================================

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       J O Hambro Capital Management Limited
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF           7        SOLE VOTING POWER
    SHARES                              0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH         8        SHARED VOTING POWER
 REPORTING                              30,700
PERSON WITH         ------------------------------------------------------------
                      9        SOLE DISPOSITIVE POWER
                                        0
                    ------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                        30,700
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        30,700
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                /X/
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON
                        IA
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 5 of 9 Pages
-------------------------------              -----------------------------------

================================================================================

       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American Opportunity Trust plc
                      No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED KINGDOM
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
     SHARES                           0
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                           30,700
 PERSON WITH     --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                                      30,700
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      30,700
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  /X/
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                      IV
================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 6 of 9 Pages
-------------------------------              -----------------------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Christopher Harwood Bernard Mills
                       No I.R.S. Identification Number
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION
                       UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER OF          7        SOLE VOTING POWER
   SHARES                            0
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH        8        SHARED VOTING POWER
 REPORTING                           411,400
PERSON WITH         ------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER
                                     0
                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                                     411,400
--------------------------------------------------------------------------------
   11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       411,400
--------------------------------------------------------------------------------
   12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                / /
--------------------------------------------------------------------------------
   13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.9%
--------------------------------------------------------------------------------
   14         TYPE OF REPORTING PERSON
                       IN

================================================================================

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 7 of 9 Pages
-------------------------------              -----------------------------------


                            STATEMENT ON SCHEDULE 13D
                            -------------------------

         The following constitutes Amendment No. 5 to the Schedule 13D jointly filed by Acquisitor plc, J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is being amended in its entirety as follows:

         The aggregate purchase price of the 380,700 shares of Common Stock beneficially held by Acquisitor is $4,546,709. All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital.

         The aggregate purchase price of the 30,700 shares of Common Stock beneficially held by American Opportunity Trust is $369,958. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is being amended to included the following:

         Acquisitor has had preliminary discussions with the Issuer's management concerning representations on the Issuer's Board of Directors. Acquisitor intends to continue these discussions in order to reach an agreement to provide Acquisitor with representation on the Issuer's Board of Directors.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Items 5(a), 5(b) and 5(c) are being amended in their entirety as follows:

         Items 5(a) and 5(b)

         The Filing Parties may be deemed to beneficially own an aggregate of 411,400 shares of Common Stock (which constitutes approximately 14.9% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties for purposes of Section 13(d) of the Act is as follows:

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 8 of 9 Pages
-------------------------------              -----------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                Number/Percent* of
                                     Aggregate Number of              Shares:
         Filing Party                      Shares              Sole Power to Vote      Shared Power to Vote
-------------------------------------------------------------------------------------------------------------
                                                                                              <C
Acquisitor                                380,700                380,700 / 13.8%              0 / 0%
-------------------------------------------------------------------------------------------------------------
Holdings                                   30,700                      0 / 0%            30,700 / 1.1%
-------------------------------------------------------------------------------------------------------------
J O Hambro Capital Management              30,700                      0 / 0%            30,700 / 1.1%
-------------------------------------------------------------------------------------------------------------
American Opportunity Trust                 30,700                      0 / 0%            30,700 / 1.1%
-------------------------------------------------------------------------------------------------------------
Christopher H. B. Mills                   411,400                      0 / 0%           411,400 / 14.9%
-------------------------------------------------------------------------------------------------------------

         * Based on 2,753,385 shares of Common Stock outstanding as of January 24, 2001, which is based on information reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2000.

         Item 5(c)

         Since the filing of Amendment No.4 to the Schedule 13D, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                              Buy or         No. of      Price
Date          Filing Party                    Sell           Shares      (US$)
----------    --------------------------      ---------      ------      -----

1/10/2001     American Opportunity Trust         Buy          4,400      11.95
2/6/2001      Acquisitor plc                     Buy          2,000      13.56
2/7/2001      Acquisitor plc                     Buy          1,000      13.56
2/8/2001      Acquisitor plc                     Buy            900      13.63
2/9/2001      Acquisitor plc                     Buy          1,500      13.63
2/12/2001     Acquisitor plc                     Buy          1,000      13.63
2/13/2001     Acquisitor plc                     Buy          4,500      13.60
2/14/2001     Acquisitor plc                     Buy          9,600      13.35
2/16/2001     Acquisitor plc                     Buy          3,900      13.25
2/20/2001     Acquisitor plc                     Buy            200      13.25
2/21/2001     Acquisitor plc                     Buy          4,000      13.35
2/22/2001     Acquisitor plc                     Buy         24,500      13.35

        All transactions were made through purchases in the open market.

-------------------------------              -----------------------------------
CUSIP No. 238173-10-8                             Page 9 of 9 Pages
-------------------------------              -----------------------------------

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 27, 2001

                                   ACQUISITOR PLC


                                   By:    /s/ Duncan Soukup
                                       -----------------------------------
                                   Name:  Duncan Soukup
                                   Title: Managing Director

                                   J O HAMBRO CAPITAL MANAGEMENT
                                   (HOLDINGS) LIMITED


                                   By:    /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director

                                   J O HAMBRO CAPITAL MANAGEMENT
                                   LIMITED

                                   By:    /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director

                                   AMERICAN OPPORTUNITY TRUST PLC

                                   By: J O Hambro Capital Management Limited, Its investment advisor


                                   By:       /s/ R.G. Barrett
                                       -----------------------------------
                                   Name:  R.G. Barrett
                                   Title: Director


                                       /s/ Christopher Mills
                                   ---------------------------------------
                                            CHRISTOPHER MILLS